August 1, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jim B. Rosenberg

Re:	CytRx Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Comment letter dated June 23, 2008 File Number: 000-15327
Ladies and Gentlemen:
By letter dated June 23, 2008 (the “Comment Letter”), the staff of the Division of Corporation Finance (the “Staff”) provided CytRx Corporation (the “Company” or “CytRx”) with comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
By letter dated July 18, 2008 the Company submitted responses to the Comment Letter.
In a phone conversation on July 30, 2008, the Staff provided the Company with a verbal comment to its submitted response. The verbal comment was a reissuance of comment number 1a as included in the original Comment Letter dated June 23, 2008. The Company’s responses to the two other comments were accepted as submitted.
This letter sets forth the Company’s response to the reissued comment. We have reproduced below the text of the Staff’s comment, followed by the Company’s amended response in bold face.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 28
1.	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under Section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in

Securities and Exchange Commission
August 1, 2008

Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Please disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

We have reviewed the Division’s “Current Issues and Rulemaking Projects Quarterly Update” cited by the Staff. The Company does not currently maintain research and development costs by project because, given high variability and inherent uncertainty of the drug development process, amounts previously expended on a project-by-project basis are not critical to decision making by management or meaningful to analysts’ or investors’ understanding of the Company’s business.

After consideration, the Company believes that the segregation of research and development expenses that would be most meaningful to investors would be that which is consistent with our presentation of expected future cash expenditures, allowing investors to directly compare past expenditures and future expectations. The Company’s projected future expenditures in its quarterly and annual reports are currently broken down into categories corresponding to its ongoing clinical programs, with the remainder reflected as being related to the Company’s pre-clinical research program at its San Diego laboratory (due to the applicability of such research program across all of the Company’s drug developmental programs).

Although the Company’s management believes that the breakdown of expenses set forth above is reasonable and may be useful to investors for expenses incurred in 2008 and future periods, such a breakdown for periods prior to 2008 would not be meaningful to investors. During 2007 and prior years, other than with respect to the Company’s ongoing clinical program for arimoclomol, the Company’s expenses related primarily to programs in which the Company is no longer engaged. In those years, CytRx’s expenses included those related to the clinical programs now being carried on by RXi Pharmaceuticals Corporation (RXi), which is no longer a consolidated subsidiary as of March 2008, as well as the expenses of a discontinued research effort unrelated to the Company’s current programs.

Securities and Exchange Commission
August 1, 2008

There is insufficient time for the Company to complete the segregation of 2008 research and development expenses for inclusion in our second quarter Form 10-Q to be filed next week. As a result, for periodic filings beginning with the third quarter of 2008, the Company proposes including a breakdown of past research and development expenses incurred from and after January 1, 2008 which is substantially consistent with our presentation of expected future cash expenditures.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me should you have any questions or require additional information in connection with the above.
Very truly yours,
/s/ MITCHELL K. FOGELMAN
Mitchell K. Fogelman
Chief Financial Officer

CC:	Steven A. Kriegsman Benjamin S. Levin Marvin R. Selter Dale E. Short, TroyGould PC BDO Seidman, LLP